NEWS RELEASE - JUNE 27, 2007

OLYMPUS ANNOUNCES $25,000,000 PROSPECTUS OFFERING

STOCK EXCHANGE LISTED - TSX/OYM

Toronto, Ontario – Olympus Pacific Minerals Inc. announced today that it has filed a preliminary short form prospectus in the provinces of British Columbia, Alberta and Ontario for an offering of units (“Units”) on a best efforts basis resulting in gross proceeds of $25,000,000 (the “Offering”). The Offering will be led by Loewen Ondaatje, McCutcheon Ltd. and assisted by a selling syndicate including M Partners Inc. (collectively, the “Agents”). Each Unit will be comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”). The terms of the offering, including number of Units offered, the offering price of the Unit and the exercise price of Warrants, will be determined at the time of pricing. Each whole Warrant will entitle the holder to acquire one common share of the Company for a period of 36 months after the closing of the Offering at an exercise price. The Company has also granted the Agents an option exercisable, in whole or in part, no later than 24 hours prior to the closing of the Offering, to increase the size of the Offering by such number of additional Units (the “Additional Units”) as is equal to 15% of the number of Units sold under the Offering. The Additional Units will have the same terms as the Units.

The Offering is scheduled to close on or about July 17, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The net proceeds from the Offering will be used for further exploration and development of the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines, begin the construction of the mine on the Phuoc Son Gold Property and for working capital and general corporate purposes.

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a main focus in Vietnam. The Company’s most advanced gold properties are Bong Mieu and Phuoc Son, both located in central Vietnam near the port of Da Nang. Olympus, a first mover in Vietnam, is on track to becoming a leading gold producer and explorer in Southeast Asia and has commissioned the first foreign owned gold mine to be operated in Vietnam since the 1940s. Its management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.

This news release is not for distribution to United States newswire services or for dissemination in the United States. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

OLYMPUS PACIFIC MINERALS INC.

“David Seton”
Executive Chairman

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522
or F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

2